                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D



                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                               Eckler Industries, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                        Class A Common Stock, par value, $.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      27881210.2
           --------------------------------------------------------
                                 (CUSIP Number)

                              Sandra C. Gordon, Esquire
                Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
              111 North Orange Avenue, Suite 2050, Orlando, Florida 32801
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   January 28, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /*/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


    *Fee no longer required.


                        (Continued on following page(s))

                              Page 1 of  15  Pages
                                        ----

CUSIP No. 27881210 2                  13D                 Page  2  of  15  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Gary R. Smith
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*

         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,496,436
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    1,425,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    319,047
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    1,420,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         2,921,436
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         34.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 27881210 2                  13D                 Page  3  of  15  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Gerald C. Parker
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*

         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,227,390
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    1,625,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    1,227,390
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    1,625,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         2,852,390
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         32.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 27881210 2                  13D                 Page  4  of  15  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Thomas E. Conlan
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*

         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,227,389
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    200,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    1,227,389
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    205,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,432,389
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         16.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 27881210 2                  13D                 Page  5  of  15  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         CONLAN SMART CHOICE MANAGEMENT TRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*

         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         FLORIDA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    445,000
                             --------------------------------------------------
                              (9) Sole Dispositive

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    445,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         445,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         5.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 27881210 2                  13D                 Page  6  of  15  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         CONLAN SMART CHOICE FINANCE TRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*

         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         FLORIDA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    265,000
                             --------------------------------------------------
                              (9) Sole Dispositive

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    265,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         265,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         3.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 27881210 2                  13D                 Page  7  of  15  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         PARKER SMART CHOICE MANAGEMENT TRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*

         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         FLORIDA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    445,000
                             --------------------------------------------------
                              (9) Sole Dispositive

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    445,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         445,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         5.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 27881210 2                  13D                 Page  8  of  15  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         PARKER SMART CHOICE FINANCE TRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*

         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         FLORIDA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    265,000
                             --------------------------------------------------
                              (9) Sole Dispositive

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    265,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         265,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         3.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 9 of 15 Pages


ITEM 1.   SECURITY AND ISSUER

    The title of the class of equity securities to which this Statement relates is Class A Common Stock, $.01 par value per share ("Common Stock"), issued by Eckler Industries, Inc., a Florida corporation (the "Company"), the principal executive offices of which are located at 5200 S. Washington Avenue, Titusville, Florida 32780.

ITEM 2.   IDENTITY AND BACKGROUND

    The names of the persons filing this Statement are (i) the Parker Smart Choice Management Trust, a Florida trust created for the purpose of holding shares of common stock for granting of options, warrants and other rights to persons providing management services to the Company; the address of the principal office of which is 101 Phillippe Parkway, Suite 300, Safety Harbor, Florida 34695; (ii) the Conlan Smart Choice Management Trust, a Florida trust created for the same purpose and having the same address as the Parker Smart Choice Management Trust; (iii) the Parker Smart Choice Financial Trust, a Florida trust created for the purpose of holding shares of common stock for granting of options, warrants and other rights as additional incentive to attract and obtaining financing for the Company from qualified lenders, which trust has the same address as the Parker Smart Choice Management Trust; (iv) the Conlan Smart Choice Financial Trust, a Florida trust created for the same purpose and having the same address as the Parker Smart Choice Management Trust; (v) Gary R. Smith, an individual whose business address is 4037 66th Street No P.O. Box 41647, St. Petersburg, Florida 33743, and whose principal occupation is President of the Company; (vi) Gerald C. Parker, an individual whose business address is 101 Phillippe Parkway, Suite 300, Safety Harbor, Florida 34695, and whose principal occupation is financial consultant and President of St. James Capital, and (vii) Thomas E. Conlan, an individual whose business address is 5200 S. Washington Avenue, Titusville, Florida 32780, and whose principal occupation is Director of Special Projects of Smart Choice. The Parker Smart Choice Management Trust, the Parker Smart Choice Financial Trust, the Conlan Smart Choice Management Trust and the Conlan Smart Choice Financial Trust are sometimes hereinafter collectively referred to as the "Trusts."

    Mr. Smith and Mr. Parker are co-trustees of each of the Trusts.

    All individuals listed in this Item 2 are United States citizens.

    Messrs. Smith, Parker and Conlan, and the Trusts (the "Reporting Persons") believe they may constitute a "group" within the meaning of the rules and regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934. Except for shares owned by Reporting Persons controlled by them, the Reporting Persons disclaim beneficial ownership of shares owned by the other Reporting Persons.

                                                            Page 10 of 15 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Of the 2,921,436 shares of Class A Common Stock beneficially owned by Mr.
Smith: (a) 285,714 Class A Shares were received by Mr. Smith, as a shareholder of Smart Choice, in respect of a merger ("Merger") of the Company and Smart Choice Holdings, Inc., a Delaware corporation ("Smart Choice"), pursuant to which Mr. Smith received one Class A Share for each of his shares of common stock of Smart Choice, which Merger closed on January 28, 1997 (and was effected on January 29, 1997); (b) 33,333 Class A Shares are issuable upon exercise of a stock option for 100,000 issued to Mr. Smith in connection with the Merger, which option is currently exercisable as to 33,333 shares and which option replaced a stock option for 100,000 shares of common stock of Smart Choice; (c) 1,420,000 Class A Shares which, in the aggregate, comprise the res of the Trusts, of which Mr. Smith is a co-trustee together with Gerald C. Parker and over which Messrs. Smith and Parker share voting and dispositive power; (d) 588,694.5 Class B Shares (which are convertible into 1,177,389 Class A Shares) owned by Mr. Conlan for which Mr. Smith holds a voting proxy; and (e) 5,000 Class A Shares included in a trust for which Mr. Smith holds a voting proxy from one of the trustees.

    Of the 2,852,390 shares of Class A Common Stock beneficially owned by Mr.
Parker: (a) 1,177,390 are issuable upon conversion of 588,695 shares of the Company's Class B common stock (the "Class B Shares"), which Class B Shares were issued to Mr. Parker, as a shareholder of Smart Choice, in connection with the Merger pursuant to which Mr. Parker received (assuming conversion of the Class B Shares) one Class A Share for each of 1,177,390 shares of Smart Choice common stock he owned; (b) 200,000 shares of Class A Shares issuable upon exercise of a stock option which he acquired from Argent Securities, Inc. jointly with Thomas
E. Conlan and Ralph H. Eckler for a purchase price of $500,000 in the form of a promissory note due and payable on August 7, 1997; (c) 1,420,000 Class A Shares which, in the aggregate, comprise the res of the Trusts, of which Mr. Parker and Mr. Smith are co-trustees; (d) 5,000 Class A Shares included in a trust, of which Mr. Parker and Mr. Conlan are co-trustees; and (e) 50,000 Class A Shares received upon exercise of a stock option held by Greyhouse Services Corporation of which Mr. Parker is a 50% owner.

    Of the 1,432,389 shares of Class A Common Stock beneficially owned by Mr.
Conlan: (a) 1,177,389 Class A shares are issuable upon conversion of 588,694.5 Class B shares, which Class B shares were issued to Mr. Conlan, as a shareholder of Smart Choice, in respect of the Merger pursuant to which Mr. Conlan received (assuming conversion of Class B Shares), one Class A Share for each of 1,177,389 shares of Smart Choice Common Stock be owned); (b) 200,000 Class A shares are issuable upon exercise of an option Mr. Conlan jointly owns with Ralph H. Eckler and Gerald C. Parker and discussed above; (c) 5,000 Class A Shares included in a trust for which Mr. Conlan and Mr. Parker are co-trustees; and (d) 50,000 Class A Shares received upon exercise of a stock option held by Greyhouse Services Corporation, of which Mr. Conlan is a 50% owner.

    The 265,000 Class A Shares held by the Parker Smart Choice Finance Trust resulted from the conversion of 265,000 shares of Smart Choice common stock as a result of the Merger.

                                                            Page 11 of 15 Pages


    The 445,000 Class A Shares held by the Parker Smart Choice Management Trust resulted from the conversion of 445,000 shares of Smart Choice common stock as a result of the Merger.

    The 265,000 Class A Shares held by the Conlan Smart Choice Finance Trust resulted from the conversion of 265,000 shares of Smart Choice common stock as a result of the Merger.

    The 445,000 Class A Shares held by the Conlan Smart Choice Management Trust resulted from the conversions of 445,000 shares of Smart Choice common stock as a result of the Merger.

ITEM 4.   PURPOSE OF TRANSACTION

    In respect of the Merger of the Company and Smart Choice, the Company issued 3,269,367 Class A shares and 1,177,389.50 Class B Shares (which Class B Shares are convertible to 2,514,779 Class A Shares), in exchange for all of the issued and outstanding common stock of Smart Choice. The Merger closed on January 28, 1997 and was effected upon filing the Articles of Merger with the Delaware Secretary of State on January 29, 1997.

    In respect of the Merger, the Reporting Persons' equity ownership in Smart Choice was converted into Class A Shares or Class B Shares, as noted in Item 3 hereof.

    Pursuant to the terms of the merger agreement, on January 28, 1997, Ronald
V. Mohr resigned from the Board of Directors, the Board increased the number of directors to six and elected three new members resulting in the following Board:
Ralph H. Eckler, Joseph Yossifon, Donald A. Wojnowski, Jr., Gary R. Smith, Richard Bumgarden, and Robert J. Abrahams. The terms of the merger agreement provide that the six members of the Board may appoint a seventh member. Also, in connection with the Merger, Ralph H. Eckler resigned as President and Chief Executive Officer of the Company and was elected Chairman of the Corvette parts and accessories division of the Company. Gary R. Smith, a Reporting Person hereunder, was elected the new President of the Company.

    The Company expects to present to its shareholders for their approval proposals to, among other things, increase the authorized shares of the Company's Class A Common Stock in order to have a sufficient number of such shares available for possible future financings and conversion of outstanding Class B Shares, and to change the name of the Company to Smart Choice Holdings, Inc., or similar name.

    The shares acquired by Mr. Smith, directly and beneficially, were acquired and are being held as an investment. Mr. Smith intends to review on a continuing basis his respective investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company.

    The shares acquired by Mr. Parker, directly and beneficially, were acquired and are being held as an investment. Mr. Parker intends to review on a continuing basis his respective investment in the Company and may, depending on his evaluation of the Company's business and

                                                            Page 12 of 15 Pages


prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company.

    The shares acquired by Mr. Conlan, directly and beneficially, were acquired and are being held as an investment. Mr. Conlan intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company.

    The shares acquired by the Trusts, directly and beneficially, were acquired and are being held as an investment for disposition in accordance with the terms of the Trusts. Mr. Smith and Mr. Parker intend to review on a continuing basis the trust equity holdings in the company and may, depending on their evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, the Trusts' investment in the Company.

    Except as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST  IN SECURITIES OF THE COMPANY

    Mr. Smith may be deemed to beneficially own 2,921,436 shares of Class A Common Stock, or approximately 34.1% of the Company's issued and outstanding Class A Common Stock through (i) direct ownership of 285,714 Class A Shares;
(ii) direct ownership of a stock option for 100,000 Class A Shares presently exercisable for 33,333 shares at an exercise price of $2.00 per share; (iii) as co-trustee of the Trusts holding 1,420,000 Class A Shares; (iv) 588,694.5 Class B Shares (convertible into 1,177,389 Class A Shares) owned by Mr. Conlan and for which Mr. Smith has a voting proxy; and (v) 5,000 Class A Shares in a trust for which Mr. Conlan and Mr. Parker are co-trustees but for which Mr. Smith has a voting proxy in Mr. Conlan's stead as trustee.

                                                            Page 13 of 15 Pages


    Mr. Parker may be deemed to beneficially own 2,852,390 shares of Class A Common Stock, or approximately 32.5% of the Company's issued and outstanding Class A Common Stock through (i) direct ownership of 588,695 Class B Shares which are convertible into 1,177,390 Class A Shares; (ii) direct ownership of 50,000 Class A Shares; (iii) direct ownership of a currently exercisable stock option for 200,000 Class A Shares, which option he holds in joint tenancy; (iv) as co-trustee of the Trusts holding 1,420,000 Class A Shares, and (vi) as co-trustee of a trust holding 5,000 Class A Shares.

    Mr. Conlan may be deemed to beneficially own 1,432,389 shares of Class A Common Stock, or approximately 16.3% of the Company's issued and outstanding Class A Common Stock through (i) direct ownership of 588,694.5 Class B Shares which are convertible with 1,177,389 Class A Shares; (ii) direct ownership of a currently exercisable stock option for 200,000 Class A Shares, which option he holds in joint tenancy; (iii) as co-trustee of a trust holding 5,000 Class A Shares; and (vi) direct ownership of 50,000 Class A Shares..

    Mr. Smith has sole voting and dispositive power with respect to the 285,714 Class A Shares he owns directly and the 33,333 Class A Shares issuable upon exercise of currently exercisable options. Mr. Smith has sole voting power of the 588,694.5 Class B Shares owned by Mr. Conlan (which are convertible into 1,177,389 Class A Shares) and Mr. Conlan has dispositive control of such shares. Mr. Smith and Mr. Parker share voting power over 5,000 Class A Shares held in a trust but Mr. Conlan and Mr. Parker share dispositive control of such shares. Mr. Parker has sole voting and dispositive power with respect to the 50,000 Class A Shares he owns directly and the 588,695 Class B Shares (convertible into 1,177,390 Class A Shares) he owns directly. Mr. Smith and Mr. Parker, as co-trustees of the Trusts, share the voting and dispositive power over 1,420,000 Class A Shares held by the Trusts. Mr. Conlan has sole voting and dispositive control of 50,000 Class A Shares he owns directly. Mr. Parker, Mr. Conlan and Ralph H. Eckler may be deemed to share dispositive and voting power over the 200,000 Class A Shares issuable upon exercise of a jointly owned option. Mr. Eckler is the Chairman of the Corvette Parts and Accessories Division of the Company and this business address is 5200 S. Washington Avenue, Titusville, FL 32789. During the last five years, Mr. Eckler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Eckler was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

    (c) From December 1, 1996 to the date of this report, transactions in the Company's securities by the Reporting Persons, beneficially or otherwise, are as follows:

         (i) On January 28, 1997, Mr. Smith acquired 385,714 Class A Shares and an option for 100,000 Class A Shares in exchange for 285,714 common shares of Smart Choice and an option for 100,000 common shares of Smart Choice in connection with the Merger, which option is exercisable at $2.00 per share until January 28, 2002, one-third commencing January 28, 1997, one-third commencing January 28, 1998, and one-third commencing January 28, 1999.

                                                            Page 14 of 15 Pages


         (ii) On January 28, 1997, Mr. Parker acquired 588,695 Class B Shares (convertible into 1,117,390 Class A Shares) in exchange for 1,117,390 common shares of Smart Choice in connection with the Merger.

         (iii) On January 28, 1997, each of the Parker Smart Choice Finance Trust and the Conlan Smart Choice Finance Trust, of which Mr. Parker and Mr. Smith are co-trustees, acquired 265,000 Class A Shares in exchange for 265,000 common shares of Smart Choice in connection with the Merger.

         (iv) On January 28, 1997, each of the Parker Smart Choice Management Trust and the Conlan Smart Choice Management Trust, of which Mr. Parker and Mr. Smith are co-trustees, acquired 445,000 Class A Shares in exchange for 445,000 common shares of Smart Choice in connection with the Merger.

         (v) On January 28, 1997, Mr. Conlan acquired 588,694.5 Class B Shares (convertible into 1,177,389 Class A Shares) in exchange for 1,177,389 common shares of Smart Choice in connection with the Merger.

         (vi) On January 6, 1997, Greyhouse Services Corporation ("Greyhouse") exercised an option for 100,000 Class A Shares, at $2.50 per share. Mr. Parker and Mr. Conlan are each 50% owners of Greyhouse.

         (vii) In January 1997, Mr. Conlan, Mr. Parker and Ralph H. Eckler jointly acquired an option for 200,000 shares of the Company's Common Stock from Argent Securities, Inc. for a purchase price of $500,000, evidenced by a
promissory note that is due and payable on August 7, 1997.   The option is
exercisable until July 18, 2002 at $2.88 per share.

    (d) Mr. Conlan, Mr. Parker and Ralph H. Eckler, own a currently exercisable option for 200,000 Class A shares (described above), and thus are deemed to share the right to receive and the power to direct dividends from, or the proceeds from the sale of such securities.

    (e)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

    Except as described above, there are no contracts, arrangements, understandings, or relationships with respect to the securities to which any of the Reporting Persons is a party or subject.

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                                                            Page 15 of 15 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    None.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Schedule 13D may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall be deemed one and the same instrument.

Dated:  February 5th, 1997.


                                       /s/ Gary R. Smith
                                       ---------------------------------------
                                       Gary R. Smith

                                       /s/ Gerald C. Parker
                                       ---------------------------------------
                                       Gerald C. Parker

                                       /s/ Thomas E. Conlan
                                       ---------------------------------------
                                       Thomas E. Conlan

                                       Parker Smart Choice Finance Trust
                                       Parker Smart Choice Management Trust
                                       Conlan Smart Choice Finance Trust
                                       Conlan Smart Choice Management Trust

                                       By:  /s/ Gary R. Smith
                                          ------------------------------------
                                            Gary R. Smith, as Co-Trustee


                                       By: /s/ Gerald C. Parker
                                          ------------------------------------
                                            Gerald C. Parker, as Co-Trustee